EXHIBIT 23.3

CONSENT OF ERNST & YOUNG LLP

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and the related Prospectus of Alexandria Real Estate Equities, Inc., for the registration of 4,679,534 shares of its common stock and to the incorporation by reference therein of our reports dated February 26, 2007, with respect to the consolidated financial statements and schedule of Alexandria Real Estate Equities, Inc., Alexandria Real Estate Equities, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Alexandria Real Estate Equities, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, as filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

April 13, 2007